Exhibit 99.2
Royal Dutch Shell plc
Three month period ended March 31, 2011
Unaudited Condensed Interim Financial Report
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 5

1ST QUARTER 2011 UNAUDITED RESULTS
•	Royal Dutch Shell’s first quarter 2011 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $6.9 billion compared with $4.9 billion a year ago. Basic CCS earnings per share increased by 40% versus the same quarter a year ago.

•	First quarter 2011 CCS earnings, excluding identified items (see page 10), were $6.3 billion compared with $4.8 billion in the first quarter 2010, an increase of 30%. Basic CCS earnings per share, excluding identified items, increased by 29% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2011 was $8.6 billion. Excluding net working capital movements, cash flow from operating activities in the first quarter 2011 was $13.1 billion, compared with $10.4 billion in the same quarter last year.

•	Net capital investment (see Note 1) for the quarter was $1.7 billion. Total cash dividends paid to shareholders during the first quarter 2011 were $1.6 billion. Some 31.1 million Class A shares, equivalent to $1.1 billion, were issued under the Scrip Dividend Programme for the fourth quarter 2010.

•	Gearing at the end of the first quarter 2011 was 14.0%.

•	A first quarter 2011 dividend has been announced of $0.42 per ordinary share, unchanged from the US dollar dividend per share for the same period in 2010.
SUMMARY OF UNAUDITED RESULTS

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010%[1]
Income attributable to shareholders	8,780	6,790	5,481	+60
Current cost of supplies (CCS) adjustment for Downstream	(1,855)	(1,094)	(584)
CCS earnings	6,925	5,696	4,897	+41
Less: Identified items[2]	637	1,586	75
CCS earnings excluding identified items	6,288	4,110	4,822	+30
Of which:
Upstream	4,638	3,440	4,305
Downstream	1,653	482	778
Corporate and Non-controlling interest	(3)	188	(261)

Basic CCS earnings per share ($)	1.12	0.93	0.80	+40

Basic CCS earnings per share excluding identified items ($)	1.02	0.67	0.79	+29

Dividend per share ($)	0.42	0.42	0.42	-

Cash flow from operating activities	8,621	5,456	4,782	+80

[1]	Q1 on Q1 change

[2]	See page 10
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our first quarter 2011 earnings have risen from year-ago levels, driven by higher industry margins and our own operating performance.
We continue to make good progress in implementing our strategy; improving near-term performance, delivering a new wave of production growth, and maturing the next generation of growth options for shareholders.
We have announced new asset sales and cost savings programmes, as part of Shell’s focus on continuous improvement, to enhance our profitability and performance. Shell sold $3.2 billion of non-core positions, including tight gas assets in South Texas, in the quarter. Exits from non-core positions continue, with the announcements of further disposals, with proceeds mainly expected during 2011-2012. These additional disposals include refining capacity in the United Kingdom, and marketing positions in Chile and several African countries. This will enhance our competitive performance, and improve our customer and partner focus.
Shell started commercial production at two new projects during the quarter; the 20 thousand boe/d Schoonebeek Enhanced Oil Recovery project in the Netherlands, and Qatargas 4 LNG, with a capacity of 7.8 million tonnes per year. Together, in an industry that needs sustained investment in diverse energy sources to meet customer demand, these projects are expected to add 90 thousand boe/d of peak production for Shell. These projects are part of a sequence of over 20 new Upstream start-ups planned for 2011-14, as we deliver on our plans for sustainable growth. The first gas flowed from Qatar’s North Field into the new Pearl Gas-to-Liquids project during the quarter, where Shell’s value-added technology is underpinning the development of the world’s largest GTL facility.
We continue to crystallise new investment options for medium-term growth, including the confirmation of the Geronggong discovery in deep water Brunei, and new LNG potential in the Wheatstone development in Australia, where our gas discoveries have been included in a new partner-operated LNG project, which is under study.”
Voser concluded: “We are making good progress against our targets, to deliver a more competitive performance.”
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 7

FIRST QUARTER 2011 PORTFOLIO DEVELOPMENTS
Upstream
In Qatar, Shell and Qatargas announced delivery of the first cargo of LNG from the Qatargas 4 project (Shell share 30%). Production is expected to ramp up to 1.4 billion standard cubic feet of gas per day (scf/d), delivering 7.8 million tonnes per annum (mtpa) of LNG and 70 thousand barrels per day (b/d) of condensate and liquefied petroleum gas.
In the Netherlands, Shell produced its first oil from the Schoonebeek Enhanced Oil Recovery (EOR) project (Shell share 30%). The field is expected to ramp up to produce some 20 thousand barrels of oil equivalent per day (boe/d).
Shell sold non-core Upstream assets, with proceeds totalling $2.4 billion in the quarter. As previously announced, Shell completed the sale of a group of predominately mature tight gas fields in South Texas in the USA, producing some 200 million scf/d (Shell share), for some $1.8 billion. In addition, Shell sold various other non-core assets in Canada, Pakistan, the United Kingdom and the USA (combined Shell share of production of some 25 thousand boe/d) as well as exploration acreage in Colombia.
During the first quarter 2011, Shell confirmed a significant oil and gas discovery, Geronggong, drilled in 2010 in deep water Brunei.
Downstream
Shell sold non-core Downstream assets, mainly in the USA, with proceeds totalling $0.8 billion in the quarter.
In addition, Shell agreed to divest the majority of its shareholding in most of its downstream businesses in Africa for a total consideration of some $1 billion (including estimated working capital of $0.4 billion). The agreements are subject to regulatory approvals.
Also, in the United Kingdom, Shell agreed the sale of its 272 thousand b/d Stanlow refinery and associated local marketing businesses for a total consideration of some $1.3 billion (including estimated working capital of $0.9 billion).
On April 1, 2011, Shell agreed to sell most of its downstream business in Chile for a total consideration of some $0.6 billion (including estimated working capital of $0.1 billion).
In addition, on April 12, 2011, Shell announced a proposal to convert its 79 thousand b/d Clyde refinery and Gore Bay terminal in Australia into a fuel import terminal.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 8

KEY FEATURES OF THE FIRST QUARTER 2011
•	First quarter 2011 CCS earnings (see Note 1) were $6,925 million, 41% higher than in the same quarter a year ago.

•	First quarter 2011 CCS earnings excluding identified items (see page 10), were $6,288 million compared with $4,822 million in the first quarter 2010.

•	Basic CCS earnings per share increased by 40% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 29% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2011 was $8.6 billion, compared with $4.8 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the first quarter 2011 was $13.1 billion, compared with $10.4 billion in the same quarter last year.

•	Total cash dividends paid to shareholders during the first quarter 2011 were $1.6 billion. During the first quarter 2011, some 31.1 million Class A shares, equivalent to $1.1 billion, were issued under the Scrip Dividend Programme for the fourth quarter 2010.

•	Net capital investment (see Note 1) for the first quarter 2011 was $1.7 billion. Capital investment for the first quarter 2011 was $4.9 billion.

•	Return on average capital employed (ROACE) at the end of the first quarter 2011, on a reported income basis, was 12.9%.

•	Gearing was 14.0% at the end of the first quarter 2011 versus 17.1% at the end of the first quarter 2010.
Upstream
•	Oil and gas production for the first quarter 2011 was 3,504 thousand boe/d, 3% lower than in the first quarter 2010. Production for the first quarter 2011 excluding the impact of divestments was in line with the same period last year.

Production in the first quarter 2011 increased by some 230 thousand boe/d from new field start-ups and the continuing ramp-up of fields, which more than offset the impact of field declines.

•	LNG sales volumes of 4.42 million tonnes in the first quarter 2011 were 4% higher than in the same quarter a year ago.
Downstream
•	Oil products sales volumes were in line with the first quarter 2010. Chemical product sales volumes in the first quarter 2011 increased by 5% compared with the first quarter 2010.

•	Oil Products refinery availability was 92% compared with 89% in the first quarter 2010. Chemicals manufacturing plant availability was 92%, compared with 88% in the same period last year.

•	Supplementary financial and operational disclosure for the first quarter 2011 is available at www.shell.com/investor.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 9

SUMMARY OF IDENTIFIED ITEMS
Earnings in the first quarter 2011 reflected the following items, which in aggregate amounted to a net gain of $637 million (compared with a net gain of $75 million in the first quarter 2010), as summarised in the table below:
•	Upstream earnings included a net gain of $1,120 million, reflecting mainly gains related to divestments. These were partly offset by charges related to a tax provision, the mark-to-market valuation of certain gas contracts, the estimated fair value accounting of commodity derivatives (see Note 5), an asset impairment and cost impacts related to ongoing effects from the US offshore drilling moratorium. Earnings for the first quarter 2010 included a net gain of $110 million.

•	Downstream earnings included a net charge of $483 million, reflecting charges related to asset impairments and the estimated fair value accounting of commodity derivatives (see Note 5). Earnings for the first quarter 2010 included a net charge of $35 million.
SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010
Segment earnings impact of identified items:
Upstream	1,120	1,657	110
Downstream	(483)	(71)	(35)
Corporate and Non-controlling interest	-	-	-
Earnings impact	637	1,586	75
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, earnings (CCS basis, see Note 1) and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 11 and onwards.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 10

EARNINGS BY BUSINESS SEGMENT
UPSTREAM

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010%[1]
Upstream earnings excluding identified items	4,638	3,440	4,305	+8
Upstream earnings	5,758	5,097	4,415	+30

Upstream cash flow from operating activities	6,672	5,596	7,726	-14

Upstream net capital investment	1,727	522	5,482	-68

Crude oil production (thousand b/d)	1,678	1,741	1,733	-3
Natural gas production available for sale (million scf/d)	10,593	10,184	10,795	-2
Barrels of oil equivalent (thousand boe/d)	3,504	3,496	3,594	-3

LNG sales volumes (million tonnes)	4.42	4.39	4.23	+4

[1]	Q1 on Q1 change
First quarter Upstream earnings excluding identified items were $4,638 million compared with $4,305 million a year ago. Identified items were a net gain of $1,120 million, compared with a net gain of $110 million in the first quarter 2010 (see page 10).
Upstream earnings excluding identified items, compared with the first quarter 2010 reflected the effect of higher crude oil and natural gas realisations on revenues, higher dividends from an LNG venture and increased realised LNG prices. These items were partly offset by lower crude oil and natural gas production volumes, higher production taxes, lower trading contributions, and higher operating expenses, mainly related to the start-up of new projects.
Global liquids realisations were 32% higher than in the first quarter 2010. Global natural gas realisations were 11% higher than in the same quarter a year ago. Natural gas realisations in the Americas decreased by 25%, whereas natural gas realisations outside the Americas increased by 20%.
First quarter 2011 production was 3,504 thousand boe/d compared with 3,594 thousand boe/d a year ago. Crude oil production was down 3% and natural gas production decreased by 2% compared with the first quarter 2010. Excluding the impact of divestments, the first quarter 2011 production was in line with the same period last year.
New field start-ups and the continuing ramp-up of fields contributed to the production in the first quarter 2011 by some 230 thousand boe/d, in particular from the ramp-up of Gbaran Ubie in Nigeria, the start-up of the Qatargas 4 project in Qatar, and the ramp-up of the Jackpine Mine at the Athabasca Oil Sands Project in Canada, which more than offset the impact of field declines.
LNG sales volumes of 4.42 million tonnes were 4% higher than in the same quarter a year ago, reflecting higher volumes from Nigeria LNG and the Sakhalin II project as well as the successful start-up of the Qatargas 4 project.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 11

DOWNSTREAM

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010%[1]
Downstream CCS earnings excluding identified items	1,653	482	778	+112
Downstream CCS earnings	1,170	411	743	+57

Downstream cash flow from operating activities	451	(348)	(2,841)	-

Downstream net capital investment	(118)	991	687	-

Refinery processing intake (thousand b/d)	3,030	3,201	2,998	+1

Oil products sales volumes (thousand b/d)	6,167	6,670	6,163	-

Chemicals sales volumes (thousand tonnes)	5,010	5,297	4,769	+5

[1]	Q1 on Q1 change
First quarter Downstream earnings excluding identified items were $1,653 million compared with $778 million in the first quarter 2010. Identified items were a net charge of $483 million, compared with a net charge of $35 million in the first quarter 2010 (see page 10).
Downstream earnings excluding identified items compared with the first quarter 2010 reflected higher Oil Products marketing and refining earnings as well as higher Chemicals earnings.
Oil Products marketing earnings increased compared with the first quarter 2010, mainly reflecting higher contributions from trading and lubricants, which were partly offset by lower retail earnings, as a result of lower margins.
Oil products sales volumes were in line with the same period a year ago.
Refining earnings improved significantly compared with the first quarter 2010. Earnings reflected higher realised refining margins and higher refinery intake volumes, due to lower planned and unplanned maintenance activities.
Refinery intake volumes increased by 1% compared with the first quarter of 2010. Excluding portfolio impacts, refinery intake volumes increased by 11%. Refinery availability increased to 92% compared to 89% in the first quarter 2010.
Chemicals earnings excluding identified items increased to $489 million compared with $313 million in the first quarter 2010, reflecting higher realised chemicals margins and higher income from equity-accounted investments as well as increased sales volumes.
Chemicals sales volumes increased by 5% compared with the same quarter last year. Chemicals manufacturing plant availability was 92% compared with 88% in the first quarter 2010.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 12

CORPORATE AND NON-CONTROLLING INTEREST

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010
Corporate and Non-controlling interest excluding identified items	(3)	188	(261)
Corporate and Non-controlling interest	(3)	188	(261)
Of which:
Corporate	99	231	(176)
Non-controlling interest	(102)	(43)	(85)
Corporate results and Non-controlling interest excluding identified items were a loss of $3 million in the first quarter 2011, compared with a loss of $261 million in the same period last year.
Corporate earnings excluding identified items compared with the first quarter 2010 mainly reflected currency exchange gains, which were partly offset by increased net interest expense.
FORTHCOMING EVENTS
Second quarter 2011 results and second quarter 2011 dividend are scheduled to be announced on July 28, 2011. Third quarter 2011 results and third quarter 2011 dividend are scheduled to be announced on October 27, 2011. The 2011 Annual General Meeting will be held on May 17, 2011.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 13

LIQUIDITY AND CAPITAL RESOURCES
Net cash from operating activities in the first quarter 2011 was $8.6 billion compared with $4.8 billion for the same period last year.
Total current and non-current debt increased to $42.6 billion at March 31, 2011 from $37.3 billion at March 31, 2010 while cash and cash equivalents increased to $16.6 billion at March 31, 2011 from $8.4 billion at March 31, 2010. During the first three months of 2011 no new debt was issued under the US shelf registration programme.
Net capital investment in the first quarter 2011 was $1.7 billion of which $1.7 billion was invested in Upstream and $0.1 billion in Corporate whereas $0.1 billion was divested from Downstream. Net capital investment in the same period of 2010 was $6.2 billion of which $5.5 billion was invested in Upstream and $0.7 billion in Downstream.
Dividends of $0.42 per share are declared on April 28, 2011 in respect of the first quarter. These dividends are payable on June 27, 2011. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2010 for additional information on the dividend access mechanism.
Shell provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme. Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new Class A shares will be issued under the Programme, including to shareholders who currently hold Class B shares.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 14

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010%[1]
Revenue	109,923	100,714	86,062
Share of profit of equity-accounted investments	2,337	1,979	1,646
Interest and other income	2,582	2,832	317
Total revenue and other income	114,842	105,525	88,025
Purchases	84,810	78,138	65,001
Production and manufacturing expenses	5,913	7,294	5,187
Selling, distribution and administrative expenses	3,364	4,301	4,093
Research and development	219	422	214
Exploration	401	646	377
Depreciation, depletion and amortisation	3,317	3,236	2,926
Interest expense	395	227	261
Income before taxation	16,423	11,261	9,966	+65
Taxation	7,498	4,405	4,400
Income for the period	8,925	6,856	5,566	+60
Income attributable to non-controlling interest	145	66	85
Income attributable to Royal Dutch Shell plc shareholders	8,780	6,790	5,481	+60
BASIC EARNINGS PER SHARE

	Quarters
	Q1 2011	Q4 2010	Q1 2010
Earnings per share ($)	1.42	1.11	0.89
DILUTED EARNINGS PER SHARE

	Quarters
	Q1 2011	Q4 2010	Q1 2010
Earnings per share ($)	1.42	1.10	0.89
SHARES2

	Millions
	Q1 2011	Q4 2010	Q1 2010
Weighted average number of shares as the basis for:
Basic earnings per share	6,163.3	6,137.3	6,126.5
Diluted earnings per share	6,174.0	6,147.4	6,132.8
Shares outstanding at the end of the period	6,207.4	6,154.2	6,126.9

[1]	Q1 on Q1 change.

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.
The Notes on pages 19 to 21 are an integral part of these Condensed Consolidated
Interim Financial Statements.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010
Income for the period	8,925	6,856	5,566
Other comprehensive income, net of tax:
Currency translation differences	2,134	(25)	(1,567)
Unrealised gains/(losses) on securities	(19)	(182)	(44)
Cash flow hedging gains/(losses)	22	(16)	(2)
Share of other comprehensive income/(loss) of equity-accounted investments	99	483	(11)
Other comprehensive income/(loss) for the period	2,236	260	(1,624)
Comprehensive income for the period	11,161	7,116	3,942
Comprehensive income/(loss) attributable to non-controlling interest	173	51	80
Comprehensive income attributable to Royal Dutch Shell plc shareholders	10,988	7,065	3,862

[1]	Q1 on Q1 change.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary	Shares				Non-
	share	held in	Other	Retained		controlling	Total
$ million	capital	trust	reserves	earnings	Total	interest	equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	-	-	2,208	8,780	10,988	173	11,161
Capital contributions from and other changes in non-controlling interest	-	-	-	-	-	9	9
Dividends paid	-	-	-	(2,626)	(2,626)	(71)	(2,697)
Scrip dividends[1]	3	-	(3)	1,068	1,068	-	1,068
Shares held in trust: net sales/ (purchases) and dividends received	-	603	-	42	645	-	645
Share-based compensation	-	-	(307)	24	(283)	-	(283)
At March 31, 2011	532	(2,186)	11,992	147,467	157,805	1,878	159,683

[1]	During the first quarter 2011 some 31.1 million Class A shares, equivalent to $1.1 billion, were issued under the Scrip Dividend Programme for the fourth quarter 2010. The fair value of the shares issued in connection with the Scrip Dividend Programme is reflected in retained earnings.

	Ordinary	Shares				Non-
	share	held in	Other	Retained		controlling	Total
$ million	capital	trust	reserves	earnings	Total	interest	equity
At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	-	-	(1,619)	5,481	3,862	80	3,942
Capital contributions from and other changes in non-controlling interest	-	-	-	-	-	(18)	(18)
Dividends paid	-	-	-	(2,555)	(2,555)	(39)	(2,594)
Shares held in trust: net sales/ (purchases) and dividends received	-	295	-	-	295	-	295
Share-based compensation	-	-	(145)	122	(23)	-	(23)
At March 31, 2010	527	(1,416)	8,218	130,681	138,010	1,727	139,737
The Notes on pages 19 to 21 are an integral part of these Condensed Consolidated
Interim Financial Statements.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 16

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	March 31, 2011	Dec 31, 2010	March 31, 2010
Assets
Non-current assets:
Intangible assets	4,725	5,039	5,296
Property, plant and equipment	144,835	142,705	133,669
Equity-accounted investments	35,558	33,414	31,751
Investments in securities	3,971	3,809	3,832
Deferred tax	5,661	5,361	4,563
Prepaid pension costs	10,874	10,368	9,705
Trade and other receivables	9,360	8,970	8,350
	214,984	209,666	197,166

Current assets:
Inventories	33,632	29,348	28,714
Trade and other receivables	78,103	70,102	62,874
Cash and cash equivalents	16,608	13,444	8,448
	128,343	112,894	100,036

Total assets	343,327	322,560	297,202

Liabilities
Non-current liabilities:
Debt	31,788	34,381	34,889
Deferred tax	15,573	13,388	14,184
Retirement benefit obligations	6,105	5,924	5,925
Decommissioning and other provisions	14,321	14,285	13,535
Trade and other payables	4,417	4,250	4,579
	72,204	72,228	73,112

Current liabilities:
Debt	10,839	9,951	2,422
Trade and other payables	82,270	76,550	65,603
Taxes payable	14,794	10,306	12,504
Retirement benefit obligations	393	377	405
Decommissioning and other provisions	3,144	3,368	3,419
	111,440	100,552	84,353

Total liabilities	183,644	172,780	157,465

Equity attributable to Royal Dutch Shell plc shareholders	157,805	148,013	138,010

Non-controlling interest	1,878	1,767	1,727
Total equity	159,683	149,780	139,737

Total liabilities and equity	343,327	322,560	297,202
The Notes on pages 19 to 21 are an integral part of these Condensed Consolidated
Interim Financial Statements.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 17

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2011	Q4 2010	Q1 2010
Cash flow from operating activities
Income for the period	8,925	6,856	5,566
Adjustment for:
- Current taxation	5,901	4,515	4,114
- Interest expense (net)	356	186	231
- Depreciation, depletion and amortisation	3,316	3,236	2,926
- Net (gains)/losses on sale of assets	(2,192)	(2,344)	(223)
- Decrease/(increase) in net working capital	(4,511)	(754)	(5,630)
- Share of profit of equity-accounted investments	(2,337)	(1,979)	(1,646)
- Dividends received from equity-accounted investments	1,523	2,064	1,544
- Deferred taxation and other provisions	1,578	(468)	293
- Other	213	(696)	347
Net cash from operating activities (pre-tax)	12,772	10,616	7,522

Taxation paid	(4,151)	(5,160)	(2,740)

Net cash from operating activities	8,621	5,456	4,782

Cash flow from investing activities
Capital expenditure	(4,146)	(5,571)	(5,247)
Investments in equity-accounted investments	(703)	(110)	(625)
Proceeds from sale of assets	3,111	1,286	366
Proceeds from sale of equity-accounted investments	53	3,380	31
(Additions to)/proceeds from sale of securities	1	(16)	(7)
Interest received	37	34	38
Net cash used in investing activities	(1,647)	(997)	(5,444)

Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months	(2,637)	248	150
Other debt: New borrowings	481	120	4,207
Repayments	(236)	(388)	(1,947)
Interest paid	(500)	(108)	(518)
Change in non-controlling interest	9	66	(12)
Dividends paid to:
- Royal Dutch Shell plc shareholders	(1,558)	(1,998)	(2,555)
- Non-controlling interest	(71)	(38)	(39)
Shares held in trust: net sales/(purchases) and dividends received	144	17	118
Net cash used in financing activities	(4,368)	(2,081)	(596)

Currency translation differences relating to cash and cash equivalents	558	(216)	(13)
Increase/(decrease) in cash and cash equivalents	3,164	2,162	(1,271)

Cash and cash equivalents at beginning of period	13,444	11,282	9,719

Cash and cash equivalents at end of period	16,608	13,444	8,448
The Notes on pages 19 to 21 are an integral part of these Condensed Consolidated
Interim Financial Statements.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 18

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively, “Shell”) are prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2010 (pages 102 to 107) as filed with the Securities and Exchange Commission.
The financial information presented in the Interim Statements does not comprise statutory accounts as defined in sections 435(1) and (2) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2010 were published in Shell’s Annual Report and Form 20-F, copies of which were delivered to the Registrar of Companies and filed with the United States Securities and Exchange Commission. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.
The Interim Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.
Segment Information
Downstream segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.
CCS earnings and net capital investment information have become the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance; the disclosure of CCS earnings information is also more closely aligned with industry practice.
2. Other reserves

					Accumulated
		Share	Capital	Share	other
	Merger	premium	redemption	plan	comprehensive
$ million	reserve[1]	reserve[1]	reserve[2]	reserve	income	Total
At January 1, 2011	3,442	154	57	1,483	4,958	10,094
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	-	-	-	-	2,208	2,208
Scrip dividends	(3)	-	-	-	-	(3)
Share-based compensation	-	-	-	(307)	-	(307)
At March 31, 2011	3,439	154	57	1,176	7,166	11,992

At January 1, 2010	3,444	154	57	1,373	4,954	9,982
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	-	-	-	-	(1,619)	(1,619)
Share-based compensation	-	-	-	(145)	-	(145)
At March 31, 2010	3,444	154	57	1,228	3,335	8,218

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 19

3. Information by business segment

$ million	Upstream	Downstream	Corporate	Total
Three months ended March 31, 2011:
Revenue
Third party	9,652	100,259	12	109,923
Inter-segment	11,998	180	-
Segment earnings	5,758	1,170	99	7,027
Current cost of supplies adjustment
Purchases				2,223
Taxation				(633)
Share of profit of equity-accounted investments				308
Income for the period				8,925

$ million	Upstream	Downstream	Corporate	Total
Three months ended March 31, 2010:
Revenue
Third party	9,448	76,603	11	86,062
Inter-segment	8,314	84	-
Segment earnings	4,415	743	(176)	4,982
Current cost of supplies adjustment
Purchases				729
Taxation				(209)
Share of profit of equity-accounted investments				64
Income for the period				5,566
4. Ordinary share capital
Issued and fully paid

	shares of €0.07 each		shares of £1 each
Number of shares	Class A	Class B	Sterling deferred
At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	31,143,934	-	-
At March 31, 2011	3,595,096,473	2,695,808,103	50,000
Nominal value

$ million	Class A	Class B	Total
At January 1, 2011	302	227	529
Scrip dividends	3	-	3
At March 31, 2011	305	227	532

The total nominal value of sterling deferred shares is less than $1 million.
At its Annual General Meeting on May 18, 2010, Royal Dutch Shell plc’s shareholders approved an amendment to the Articles of Association, pursuant to the Companies Act 2006, removing the requirement to limit authorised share capital. At the same meeting, the Board was authorised to allot the shares or grant rights to subscribe for or convert any securities into ordinary shares of Royal Dutch Shell plc up to an aggregate amount equal to €145 million (representing 2,080 million ordinary shares of €0.07 each). This authority expires at the earlier of August 18, 2011, and the conclusion of the Annual General Meeting held in 2011.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 20

5. Impacts of accounting for derivatives
In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.
As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.
In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.
The accounting impacts of the aforementioned are reported as identified items in the quarterly results.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 21

GLOSSARY
1. CCS earnings excluding identified items
CCS earnings excluding identified earnings is presented as measured based on CCS earnings adjusted for identified items (see page 10), which generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, earnings (CCS basis, see Note 1) and income attributable to shareholders.
2. Return on average capital employed (ROACE)
Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 22

CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ''Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests. (For example, Shell interest in Woodside Petroleum Ltd is 24%.)
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate’’, ''believe’’, ''could’’, ''estimate’’, ''expect’’, ''goals’’, ''intend’’, ''may’’, ''objectives’’, ''outlook’’, ''plan’’, ''probably’’, ''project’’, ''risks’’, “scheduled”, ''seek’’, ''should’’, ''target’’, ''will’’, and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2010 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, April 28, 2011. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
April 28, 2011
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 23

Appendix
Reconciliation of CCS earnings
For the purposes of the Business Review, CCS Earnings refers to CCS Earnings excluding non-controlling interest. The reconciliation to CCS earnings on an Income for the period basis is provided below.

	Three months ended March 31, 2011
	Upstream	Downstream	Corporate	Non-controlling	Total
				interest

CCS earnings excluding non-controlling interest and identified items	4,638	1,653	99	(102)	6,288
Identified items	1,120	(483)	-	-	637

CCS earnings excluding non-controlling interest	5,758	1,170	99	(102)	6,925

Non-controlling interest (CCS basis)					102

CCS earnings					7,027
Current cost of supplies (CCS) adjustment					1,898

Income for the period					8,925

	Three months ended March 31, 2010
	Upstream	Downstream	Corporate	Non-controlling	Total
				interest

CCS earnings excluding non-controlling interest and identified items	4,305	778	(176)	(85)	4,822
Identified items	110	(35)	-	-	75

CCS earnings excluding non-controlling interest	4,415	743	(176)	(85)	4,897

Non-controlling interest (CCS basis)					85

CCS earnings					4,982
Current cost of supplies (CCS) adjustment					584

Income for the period					5,566

Return on average capital employed (ROACE)
Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

CALCULATION OF RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)		$ MILLION
	March 31, 2011	March 31, 2010

Income for current and previous three quarters	23,834	14,768
Interest expense after tax	644	362
ROACE numerator	24,478	15,130
Capital employed — opening	177,048	152,975
Capital employed — closing	202,310	177,048
Capital employed — average	189,679	165,012

ROACE	12.9%	9.2%

Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offered options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. Since 2005, no further grants have been made under the share option plans. The following table presents the number of shares under option as at March 31, 2011 and the range of expiration dates.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 24

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc Class A
Share option plans	Class A shares	Class B shares	ADSs
Under option at March 31, 2011 (thousands)	40,649	11,804	8,018
Range of expiration dates	Apr 2011 – Sep 2016	Apr 2011 – Nov 2014	Apr 2011 – May 2014
Shell operates a performance share plan (PSP) replacing the previous share option plans. For the details of this plan reference is made to the Annual Report on Form 20-F for the year ended December 31, 2010. The following table presents the number of shares conditionally awarded under the PSP outstanding as at March 31, 2011. The measurement period for the shares granted is three years.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc Class A
PSPs	Class A shares	Class B shares	ADSs
Outstanding at March 31, 2011 (thousands)	26,027	10,392	8,301
Ratio of earnings to fixed charges
The following table sets out for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the three months ended March 31, 2011, the consolidated unaudited ratio of earnings to fixed charges of Shell. With effect from this period, accretion expense is excluded from interest expensed and fixed charges. The comparative annual information is consistently presented.

	Three months	$ million
	ended
	March 31,	Years ending December 31,
	2011	2010	2009	2008	2007	2006
Pre-tax income from continuing operations before income from equity investees	14,086	29,391	16,044	43,374	42,342	37,957
Total fixed charges[1]	536	1,684	1,669	2,009	1,840	1,841
Distributed income from equity investees	1,523	6,519	4,903	9,325	6,955	5,488
Less: interest capitalised	235	969	1,088	870	667	564

Total earnings	15,910	36,625	21,528	53,838	50,470	44,722

Interest expensed and capitalised[1]	436	1,218	902	1,371	1,235	1,296
Interest within rental expense	100	466	767	638	605	545

Total fixed charges	536	1,684	1,669	2,009	1,840	1,841

Ratio earnings/fixed charges	29.68	21.75	12.90	26.80	27.43	24.29

[1]	Excluding accretion expense.
For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 25

Capitalisation and indebtedness
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as of March 31, 2011. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2011
Equity attributable to Royal Dutch Shell plc shareholders	157,805
Current debt[A]	10,713
Non-current debt[A]	29,547

Total debt[B] [C]	40,260

Total capitalisation	198,065

[A]	Excludes a total of $2.4 billion of certain tolling commitments.

[B]	Of total debt together with $2.4 billion of certain tolling agreements, $38.1 billion was unsecured and $4.5 billion was secured.

[C]	At March 31, 2011 Shell had outstanding guarantees of $2.9 billion, of which $2.2 billion related to debt of equity-accounted investments.
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 26